Evolving Gold Aggressively Staking New Gold Properties in Nevada

Vancouver, British Columbia, April 23, 2007: Evolving Gold Corporation (CNQ:GOLD) (OTCBB:EVOGF) is pleased to report that it has acquired, by staking, three new properties along known, gold-mineralized trends in the gold-rich state of Nevada.

The three new properties identified by Evolving Gold’s geological team comprise 7,700 hectares which are 100 percent owned by Evolving Gold Corp. They exhibit many of the geological criteria shown at significant gold deposits in the state, and lie along major producing trends. These new properties add to the existing portfolio of gold prospects currently being explored by Evolving Gold Corp., including the 2,100 hectare Winnemmuca Mountain prospect (under option to Meridian Gold Inc.) near Winnemmuca, Nevada, and the Malone gold prospect (under option from Newmont Mining Corp.) located in New Mexico. Exploration work on this growing portfolio will be financed by a $3.6 million private placement, recently announced (see press release dated March 19, 2007).

This round of property acquisition, by staking, is in keeping with Evolving Gold’s mission to utilize their team’s experience and successful track record to acquire and assemble a high-quality portfolio of precious metals properties in the south-west U.S.

The Siesta claim group comprises 638 claims covering 4,400 hectares between the Sleeper gold deposit (over 1.5 million ounces produced historically) and the Sandman deposit (currently being explored by New West Gold). The claims are situated on the west flank of the Slumbering Hills in Humboldt County and cover what Company geologists interpret is the shallowly-buried extensions of major structural features which have been important in the genesis of both Sleeper and Sandman. Evolving has signed a contract with Zonge Geosciences, Inc. to begin a systematic geophysical (I.P.) survey of the claim group, and is planning a concurrent geochemical survey with the objective of defining drill targets by late summer, 2007.

At Alpha Butte, Evolving has staked 279 claims covering approximately 2,200 hectares. The property was identified using U.S. Geological Survey stream sediment and soil geochemical data from northern Nevada. The Alpha Butte claim group is characterized by anomalous gold, arsenic and antimony values and is situated in close proximity to several multi-million ounce gold producers. Field examination by Evolving Gold geologists discovered numerous historic prospect pits and workings over a large area. Surface mapping and sampling to identify the source of the anomalous gold and associated pathfinder elements will be carried out over the next several months with the objective of defining drill targets.

At the Fisher Canyon property, Evolving has staked 179 unpatented lode mining claims covering 1,100 hectares. The property is located near the Relief Canyon, Florida Canyon and other significant deposits, and is underlain by similar sedimentary strata as that which hosts many of the larger gold deposits in the state. Anomalous surface geochemistry has been identified, and further geochemical and geophysical surveys, followed by drilling, will be carried out.

In compliance with National Instrument 43-101 (“NI 43-101”), Lawrence A. Dick, Ph.D., P.Geo., is the Qualified Person responsible for the accuracy of this news release.

On Behalf of the Board of Directors
EVOLVING GOLD CORPORATION

“Lawrence Dick”
Dr. Lawrence A Dick
President and Director
www.EvolvingGold.com

Suite 1500 – 885 West Georgia Street, Vancouver, B.C., Canada, V6C 3E8
Tel. 604 685-6375 Fax. 604 683-8125 Email. info@evolvinggold.com Web. www.evolvinggold.com
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